FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3. 4.

News Release dated March 3, 2006 (“Research In Motion and NTP Sign Definitive Settlement Agreement to End Litigation")

News Release dated March 3, 2006 (“Research In Motion Provides Preliminary Fourth Quarter Results Update")

News Release dated March 6, 2006 (“BlackBerry WLAN Solution Enhances Productivity for On-Campus Mobile Workers through Wireless Data Access adn Wireless VoIP")

News Release dated March 6, 2006 (“RIM Announces Support for Cisco Unified CallManager 5.0 with BlackBerry WLAN Solution")

Page No 2 2 3 3

Document 1

March 3, 2006

Research In Motion and NTP Sign Definitive Settlement Agreement to End Litigation

Waterloo, Ontario – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) and NTP, Inc. (NTP) today announced that they have signed a definitive licensing and settlement agreement. All terms of the agreement have been finalized and the litigation against RIM has been dismissed by a court order this afternoon. The agreement eliminates the need for any further court proceedings or decisions relating to damages or injunctive relief.

RIM has paid NTP $612.5 million in full and final settlement of all claims against RIM, as well as for a perpetual, fully-paid up license going forward. This amount includes money already escrowed by RIM to date.

The licensing and settlement agreement relates to all patents owned and controlled by NTP and covers all of RIM’s products, services and technologies. NTP grants RIM an unfettered right to continue its business, including its BlackBerry® related business. The resolution permits RIM and its partners to sell RIM products and services completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, channel partners, suppliers or customers in relation to RIM products or services, (including BlackBerry Connect and Built-In technology), or in relation to third party products and services, to the extent they are used in connection with RIM products and services.

With respect to the accounting treatment of today’s announced settlement of $612.5 million, RIM had previously accrued $450 million and the additional amount of $162.5 million will be recorded in Q4.  RIM will report the full accounting details in its Q4 earnings report on April 6th.

As of November 26, 2005, RIM’s total of cash, cash equivalents, short-term, long-term investments and escrow funds was approximately $1.8 billion.

As of November 26, 2005, RIM’s outstanding common shares totalled approximately 185.1 million.

All amounts reported in US dollars.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Brodeur for RIM
Marisa Conway
+1 (212) 771-3637
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
+1 (519).888-7465
investor_relations@rim.com

_________________

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

March 3, 2006

FOR IMMEDIATE RELEASE

RESEARCH IN MOTION PROVIDES PRELIMINARY FOURTH QUARTER RESULTS UPDATE

Waterloo, Ontario – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) today announced preliminary unaudited operating results for the fourth quarter ending March 4, 2006, that are below the previously expected ranges, primarily due to the effects of the uncertainty caused by the NTP litigation on RIM’s business in the quarter. All numbers are in US Dollars and US GAAP unless otherwise specified.

Please also see the separate press release issued today entitled “Research In Motion and NTP Sign Definitive Settlement Agreement to End Litigation”.

Net subscriber account additions for the fourth quarter are expected to be in the range of 620,000-630,000 which is below the 700,000-750,000 range provided in December. The main reason for the decrease is that uncertainty surrounding the NTP litigation caused corporate and retail customers in the United States to defer BlackBerry purchase commitments. While some uncertainty was anticipated in December, the overall impact was greater than previously anticipated.

Revenue for the fourth quarter is expected to be flat with the third quarter in the range of $550-560 million which is lower than the range of $590-620 million provided in December. This compares with revenue of $404.8 million in the same quarter last year. Customer uncertainty surrounding the NTP litigation mainly impacted software and hardware revenue. Service revenue in Q4 was slightly lower than expected due to the lower subscriber account additions in the quarter. The lower overall revenue, and substantially lower software revenue than expected, led to lower gross profit and earnings in the quarter.

Non-GAAP earnings per share, which exclude NTP litigation related provisions, are expected to be in the range of 64-66 cents, which is below the range of 76-81 cents provided in December. These are preliminary unaudited non-GAAP operating results that exclude the effect of the NTP settlement announced earlier today. These preliminary, non-GAAP operating results do not have any standardized meaning prescribed by GAAP and may not to be comparable to similar metrics presented by other companies.

“As we put this lengthy and complicated litigation behind us, we extend our sincere gratitude to all of our customers and supporters for their patience and loyalty,” said Jim Balsillie, Chairman and Co-CEO at RIM. “We are extremely confident and excited with our current line-up of BlackBerry products and services and we look forward to extending our technology and market leadership into the future.”

RIM will provide complete Q4 results and a discussion of the outlook for the first quarter of fiscal 2007 on April 6, 2006.

RIM will hold a brief conference call and webcast at 5:30 pm today to discuss the preliminary results and the settlement of the NTP litigation. The conference call and live webcast can be accessed by dialing 416-640-1907 or 800-814-4861 or by logging on at www.rim.com/investors/events/index.shtml. A replay of the conference call will also be available at approximately 7 pm by dialing 416-640-1917 and entering passcode 21180183#. This replay will be available until midnight EST March 18th, 2006.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur Worldwide for RIM
212.771.3637
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.com

_________________

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM’s revenue and earnings expectations for the fourth quarter of fiscal 2006, anticipated growth in subscribers, and plans relating to RIM and its carrier partners. The term “expected” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: risks relating to RIM’s intellectual property rights, including the outcome of any litigation; RIM’s ability to enhance current products and develop new products; RIM’s reliance on carrier partners, third-party network developers and suppliers; and intense competition. These risk factors and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 3

March 6, 2006

FOR IMMEDIATE RELEASE

BlackBerry WLAN Solution Enhances Productivity for On-Campus Mobile Workers through Wireless Data Access and Wireless VoIP

Orlando, FL – March 6, 2006 – VoiceCon Spring 2006, Booth #829 — Organizations looking to enable greater mobile productivity for the estimated 50 million on-campus mobile workers in the U.S.* can now do so through their existing WLAN (wireless LAN) deployments using the BlackBerry® WLAN solution. Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) is showcasing the BlackBerry WLAN solution, including the 802.11-enabled BlackBerry 7270™ handheld, at VoiceCon this week.

The BlackBerry 7270 wireless handheld connects through BlackBerry Enterprise Server™ to provide support for secure, push-based email, instant messaging (IM), organizer, Internet and intranet applications and to make and receive wireless VoIP (voice over Internet Protocol) calls through enterprise telephone systems (ie. IP-PBXs) via the industry-standard SIP (session initiation protocol).

“Extending desktop productivity to mobile professionals is one of the central value propositions that made BlackBerry successful in the enterprise and similar productivity benefits can be provided to on-campus workers who spend significant time away from a desk. The BlackBerry WLAN solution lets organizations drive productivity benefits to a growing number of on-campus mobile workers by leveraging their existing investments in WLAN and IP-PBX infrastructure,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “BlackBerry WLAN addresses a new market segment within areas such as healthcare, manufacturing, hospitality, education, retail and distribution where campus-wide access to voice and data is beneficial.”

In addition to providing secure, push-based integration with Microsoft® Exchange, IBM Lotus® Domino™ and Novell® GroupWise® and support for VoIP telephony through SIP, BlackBerry Enterprise Server is a robust wireless application platform that has been embraced by Independent Software Vendors (ISVs) and developers. Hundreds of line-of-business applications have already been developed for BlackBerry. Examples of applications for the BlackBerry WLAN solution that can enhance productivity and customer service include:

o Healthcare: Timely and convenient access to patient and drug information can reduce the risk of misdiagnosis or the improper prescription of medications that may conflict with each other.

o Manufacturing: Inventory systems can automatically update new levels and push information to various stakeholders in the production process. Wireless VoIP can improve workflow for individuals and workgroups.

o Hospitality: Guest information can be accessed at a glance by service and facilities staff; up-to-date information and alerts can be pushed to security personnel; wireless VoIP can enable faster collaboration and problem resolution.

o Contact Center: Time-sensitive information can be pushed to mobile supervisors in place of reader boards that are often out of view, allowing faster action on alerts.

o Mobile IT Staff: Phone calls can be handled on the go and helpdesk tickets can be received, updated and closed on the handheld device without running back to a desk.

o Retail: Managers can access schedules and reports and front line staff can quickly access information for customers.

The BlackBerry 7270 handheld conforms to the 802.11b WLAN standard and provides VoIP capabilities through the SIP standard. In order to enable seamless integration with WLAN and IP-PBX systems, RIM has worked with industry standard protocols and leading WLAN and IP-PBX vendors to allow product interoperability and certification. The BlackBerry 7270 also supports most WLAN authentication and encryption standards and includes client software for many leading enterprise VPN gateways. Device provisioning of the BlackBerry 7270 is provided through the BlackBerry Enterprise Server in the same manner as cellular based BlackBerry devices, with added IT policy controls for setting specific smart dialing, VoIP, VPN and WLAN rules.

* Estimate based on IDC research report — entitled “Worldwide Mobile Worker Population 2005-2009 Forecast and Analysis” — Oct. 2005, IDC #34124.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee whatsoever in relation to third party products mentioned herein.

Document 4

March 6, 2006

FOR IMMEDIATE RELEASE

RIM Announces Support for Cisco Unified CallManager 5.0 with BlackBerry WLAN Solution

ORLANDO, FL – March 6, 2006 – VoiceCon Spring 2006, Booth #829 – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced support for Cisco Unified CallManager 5.0 with the BlackBerry® Wireless LAN (WLAN) solution to provide on-campus mobile users with IP telephony capabilities. Cisco and RIM have completed interoperability testing between the BlackBerry 7270 handsets and Cisco Unified CallManager 5.0 via SIP (Session Initiation Protocol).

Together, BlackBerry Enterprise Server™ and the Blackberry 7270 can provide IT departments and users with an on-campus solution that delivers the same proven security, manageability, productivity and usability benefits that made BlackBerry the wireless platform of choice for millions of enterprise customers. In addition to supporting wireless email, messaging, organizer, Internet and intranet applications, the BlackBerry WLAN solution also provides Voice over Internet Protocol (VoIP) telephony capabilities to BlackBerry 7270 handsets through SIP, allowing users to receive and make calls anywhere the enterprise provides IEEE 802.11 wireless LAN coverage.

RIM, a member of the Cisco Technology Developer Program for IP Communications, today confirmed that testing between the BlackBerry WLAN solution and Cisco Unified CallManager 5.0 is complete and that the products have been verified to meet test criteria for interoperability. The Cisco Technology Developer Program sets criteria for interoperability testing and enables leading product and services firms to deploy innovative business solutions. The BlackBerry WLAN solution will be demonstrated in conjunction with Cisco Unified CallManager 5.0 at Cisco’s booth at VoiceCon (Booth #401 and #409).

“We are very pleased to be working with Cisco to extend voice capabilities to a growing segment in the enterprise market by collaborating around industry standards including SIP and 802.11 wireless networks,” said Mike Lazaridis, President and Co-CEO at Research In Motion. “The BlackBerry WLAN solution helps expand the reach of the BlackBerry platform to on-campus workers by delivering advanced wireless voice and data capabilities that can enable significant productivity and workflow improvements inside an organization. With Cisco, we can now extend the benefits of the BlackBerry WLAN solution to enterprises that deploy Cisco CallManager 5.0.”

“Cisco supports open, standards-based architectures and shares a commitment to interoperable solutions with RIM and the industry as a whole. With this vision and the new rich suite of SIP line side services in Cisco Unified CallManager 5.0, enterprises can extend their Cisco end-to-end architecture with RIM’s solid products and technologies,” said Barry O’Sullivan, Vice President, Cisco IP Communications Business Unit. “With Cisco Technology Developer Program partner offerings such as the BlackBerry 7270 handsets, on-campus mobile users can have access to business critical voice and data communications from anywhere across the wireless enterprise.”

The RIM and Cisco collaborative relationship extends beyond the BlackBerry WLAN solution. It also provides benefits to customers with cellular-based BlackBerry handsets and Cisco MobilityManager or Unity Unified Messaging 4.1. For example, the Mobile Connect functionality in MobilityManager can support BlackBerry devices with “single number reach”. The functionality can seamlessly “push” incoming calls on the desk phone extension to the user’s BlackBerry handset wherever they are. It also allows users to continue in-progress calls on their BlackBerry handset while stepping away from their desk phone (and vice versa), and to place calls from a BlackBerry handset that routes over the enterprise IP Communications network under the control of Cisco Unified CallManager.

Cisco has also developed a plug-in for BlackBerry Enterprise Server that integrates with Unity Unified Messaging 4.1 for instant call playback on WLAN or cellular-based BlackBerry handsets. When a message is recorded in voicemail, BlackBerry users will automatically receive an email with a unique embedded link. A simple click of the link will cause the Unity messaging system to call the user on their BlackBerry device and play the voice message. Such integration can make it easier for users on the move to stay on top of time sensitive issues and improve productivity.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee whatsoever in relation to third party products mentioned herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	March 6, 2006	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance